BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

02 APR 26 AM 11:54

82-5735

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Friday, 26 April 2002
SUBJECT:	ASX Announcement
PAGES (inc. cover)	10

02028687

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following documents recently released through the Australian Stock Exchange –

1. **Appendix 4C – Quarterly report for entities admitted on the basis of commitments.**
2. **Media Release – EC Support for BresaGen's anti-leukaemic drug dated 8 April, 2002.**
3. **Media Release – BresaGen and National Institutes of Health Sign Stem Cell Research Agreement dated 26 April, 2002.**

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator
tfenton@bresagen.com.au

PROCESSED
P MAY 14 2002
THOMSON
FINANCIAL

dlw 4/29

If there are any problems with this transmission, call 08 8234 2660

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BRESAGEN LIMITED

ABN	Quarter ended ("current quarter")
60 007 988 767	31/03/2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		938	3,603
1.2	Payments for	(a) staff costs	(a) (1,308)	(4,329)
		(b) advertising and marketing	(b) (85)	(274)
		(c) research and development	(c) (1,104)	(4,099)
		(d) leased assets	(d) -	-
		(e) other working capital	(e) (780)	(1,793)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		208	758
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(2,131)	(6,134)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(2,131)**	**(6,134)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	(a) -	-
	(b) equity investments	(b) -	-
	(c) intellectual property	(c) -	-
	(d) physical non-current assets	(d) (1,202)	(1,454)
	(e) other non-current assets	(e) -	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	(a) -	-
	(b) equity investments	(b) -	-
	(c) intellectual property	(c) -	-
	(d) physical non-current assets	(d) -	-
	(e) other non-current assets –	(e) -	-
1.11	Loans to other entities	-	(240)
1.12	Loans repaid by other entities	51	100
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1,151)	(1,594)
1.14	**Total operating and investing cash flows**	(3,282)	(7,728)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	437
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)-	-	-
	Net financing cash flows	-	437
	Net increase (decrease) in cash held	(3,282)	(7,291)
1.21	Cash at beginning of quarter/year to date	21,829	25,833
1.22	Exchange rate adjustments to item 1.20	(8)	(3)
1.23	**Cash at end of quarter**	18,539	18,539

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	421
1.25	Aggregate amount of loans to the parties included in item 1.11	nil

1.26 Explanation necessary for an understanding of the transactions

1.24 Includes payments to Executive Directors of the entity and related entities.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	206	10

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	296	262
4.2	Deposits at call	8,611	11,963
4.3	Bank overdraft	-	-
4.4	Other (provide details) represents Commercial Bills and fixed term deposits maturing within 3 months of current quarter end	9,632	9,604
	Total: cash at end of quarter (item 1.22)	18,539	21,829

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 22 APRIL 2002
(~~Director~~/Company secretary)

Print name: MR LINTON W P BURNS.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

BresaGen

Monday, 8 April 2002

EC support for BresaGen's anti-leukaemic drug

BresaGen Ltd announced that the European Commission has designated its anti-leukaemic drug E21R as an orphan medicinal product. Currently in phase II trials in the UK and Australia, E21R has been given the exempt status for the disease juvenile myelomonocytic leukaemia (JMML)

The orphan medicinal product regulation was introduced in Europe in January 2000 to encourage the development of medicinal products for diseases that are rare or have a very limited range of treatments. In effect, it gives 10 years market exclusivity and financial relief for research for such diseases.

Juvenile myelomonocytic leukaemia (JMML) affects approximately 1,000 children annually in the USA and European Union. More than half the children diagnosed are under two years old. As yet, no consistently effective treatment has been developed. Current treatment involves bone marrow transplantation and chemotherapy that has produced limited benefits. The overall outlook for JMML sufferers is poor, with a five-year survival rate in just five per cent of cases.

E21R is being developed in conjunction with British Biotech plc. In the UK, the phase II trials are testing adult patients with acute myeloid leukaemia, while in Australia the trials are focusing on chronic myelomonocytic leukaemia.

Development options for E21R's treatment of JMML will now be discussed with clinical experts and regulators.

About BresaGen Limited

BresaGen is a biotechnology company committed to the discovery and commercial development of innovative bio-therapies. Drawing on two decades of experience, the company has earned a reputation for excellence in the fields of reproductive and developmental biology and in the manufacture of recombinant protein pharmaceuticals. The Company has offices and laboratories in Adelaide, Australia and Athens, Georgia USA and is represented by three divisions, Protein Pharmaceuticals, Cell Therapy and Reproductive Biotechnology.

The Cell Therapy division represents a research and development program that takes the company's proprietary position in embryonic stem cell differentiation and applies it to the treatment of neurodegenerative disease and gene based disorders. The division also has an extensive program developing catheter and imaging technology for neurosurgical cell delivery.

The Protein Pharmaceuticals division operates a GMP facility with experience in the manufacture of recombinant proteins. The division has a pipeline of human therapeutic candidates in development that includes potential treatments for myeloid leukemia, rheumatoid arthritis, and growth hormone deficiency.

The Reproductive Biotechnology division represents a research program developing improved cloning technologies in the pig for accelerated genetic improvement and xenotransplant applications.

This press release contains forward-looking statements which reflect the Company's current expectation regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategy, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

Company Contact:
Dr. Meera Verma
Vice-President & Chief Operating Officer
BresaGen Limited
Tel: 08 8234 2660

E-mail: mverma@bresagen.com.au

Media Contact
Hilarie Dunn

The Six Hats.
Tel: 02 92510110
Mob: 0414 357792
E-mail: hilariedunn@bigpond.com

Friday, 26 April 2002

BresaGen and National Institutes of Health Sign Stem Cell Research Agreement

BresaGen Inc, Georgia based subsidiary of Australian biotechnology company, BresaGen Limited, and the National Institutes of Health (NIH), announced today the signing of a Memorandum of Understanding (MOU) for research use of BresaGen's four existing stem cell lines that meet the criteria articulated by President Bush in his August 9, 2001 address. This is the federal government's first stem cell agreement with an international company that has a U.S. based subsidiary.

Scientists at the NIH and elsewhere will be able to access these cell lines to explore new areas of research in this emerging field of technology. In compliance with the NIH guidelines for the transfer of research materials, this agreement permits NIH scientists to freely publish the results of their research. The NIH will retain its ownership to any new intellectual property that might arise from the conduct of research in this area. In addition, the MOU governs the transfer of cell lines to individual laboratories with minimal administrative burden.

BresaGen, Inc. will retain commercial rights to its materials and will receive a fee to cover its handling and distribution expenses in supplying these cell lines. Furthermore, BresaGen, Inc. has agreed to make stem cell lines available for use by non-profit institutions that receive grants from the NIH under the same terms and conditions as those available to NIH scientists, provided these institutions enter into a separate written agreement with BresaGen, Inc.

"We are very pleased with this arrangement for our scientists who are interested in pursuing research on human embryonic stem cells. This agreement will allow scientists to maximize their research capabilities by increasing the number of cell lines available for investigation. We welcome these collaborative efforts because they provide the framework for future progress in this important scientific area," said Ruth Kirschstein, M.D., Acting NIH Director.

"We see this as an important agreement for BresaGen. It allows us to distribute our cell lines widely within the stem cell research community and build valuable relationships with researchers who are pioneering this exciting new field of medical endeavour. We are confident that these research relationships will, in the future, lead to commercial opportunities and products for BresaGen to bring to market," said John Smeaton, President & CEO of BresaGen Inc.

The MOU is available on the NIH web site at: www.nih.gov

BresaGen, Ltd. is an Australian biotechnology company committed to the discovery and commercial development of innovative bio-therapies. During two decades of experience, the company has been involved in reproductive and developmental biology and in the manufacture of recombinant protein pharmaceuticals. Its U.S. subsidiary, BresaGen, Inc. is located in Athens, Georgia.

The National Institutes of Health (NIH), a component of the U.S. Department of Health and Human Services, is the premier federal agency for biomedical research.

Company Contact:
Dr. Christopher Juttner
Vice-President Clinical Affairs & Executive Director
BresaGen Limited
Tel: 08 8234 2660
E-mail: cjuttner@bresagen.com.au